June 2, 2009	Direct Phone Number: (212) 659-4974
Direct Fax Number: (212) 918-8989
rick.werner@haynesboone.com

Via Facsimile (202) 772-9369

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorine Miller and Jay Ingram

Re:

China Clean Energy Inc. Post-effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-149018)

Ladies and Gentlemen:

On behalf of China Clean Energy Inc. (the “Company”), transmitted herewith for filing is Post-effective Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), marked to show changes from the Post-effective Amendment filed by the Company on May 1, 2009. We acknowledge receipt of the letter of comment dated May 22, 2009 from the Securities and Exchange Commission (the “Commission Letter”) with regard to the above referenced matter. We have reviewed the letter with the Company and set forth below is the Company’s response to the Commission Letter.

General

1.

We note that the financial statements contained in the prospectus became out of date in accordance with Section 10(a)(3) of the Securities Act of 1933 prior to the filing of the subject post-effective amendment. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

The Company’s original registration statement on Form SB-2 (the “Registration Statement”), which was declared effective on February 8, 2008, related solely to the resale of (i) outstanding shares of common stock held by non-affiliates of the Company (the “Outstanding Common Shares”) and (ii) shares of common stock underlying warrants held by non-affiliates of the Company (the “Warrant Shares”). According to the Company’s transfer agent (the “Transfer Agent”), 95,000 Ordinary Common Shares were offered and sold following November 8, 2008, the date after which the financial statements included in the Registration Statement’s prospectus ceased being current. The

Haynes and Boone, LLP

Attorneys and Counselors

1221 Avenue of the Americas, 26th Floor

New York, New York 10020-1007

Phone: 212.659.7300

Fax: 212.918.8989

U.S. Securities and Exchange Commission

June 2, 2009

Company, nonetheless, believes that these sales were proper, as such Outstanding Common Shares were eligible for unlimited public resales under Rule 144(b)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), at the time they were resold by the selling stockholders, as such shares had been held for more than 6 months, none of the selling stockholders had ever been affiliates of the Company and the current public information requirements of Rule 144(c) of the Securities Act had been satisfied. With respect to the Warrant Shares, none of the Warrants Shares have been sold to date under the prospectus.

Please direct any questions or comments concerning Amendment No. 2 or this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner